SCHEDULE 13D

CUSIP No. 25388M100	Page 1 of 27 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Digitalthink, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25388M100

(CUSIP Number)

Robert Raynard

WaldenVC, LLC

750 Battery Street

San Francisco, CA 94111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

SCHEDULE 13D

CUSIP No. 25388M100	Page 2 of 27 Pages

1.	NAME OF REPORTING PERSON: Walden VC II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 4,526,222 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 4,526,222 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,526,222

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%

14.	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 25388M100	Page 3 of 27 Pages

1.	NAME OF REPORTING PERSON: Walden VC II-Side, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 385,464 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 385,464 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 385,464

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%

14.	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 25388M100	Page 4 of 27 Pages

1.	NAME OF REPORTING PERSON: Walden Media and Information Technology Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,774,616 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 2,774,616 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,774,616

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%

14.	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 25388M100	Page 5 of 27 Pages

1.	NAME OF REPORTING PERSON: Walden Capital Partners II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 417,818 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 417,818 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 417,818

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%

14.	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 25388M100	Page 6 of 27 Pages

1.	NAME OF REPORTING PERSON: Walden VC, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 4,911,686 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 4,911,686 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,911,686

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%

14.	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 25388M100	Page 7 of 27 Pages

1.	NAME OF REPORTING PERSON: Walden Media, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,774,616 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 2,774,616 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,774,616

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%

14.	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 25388M100	Page 8 of 27 Pages

1.	NAME OF REPORTING PERSON: Walden Partners II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 417,818 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 417,818 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 417,818

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%

14.	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 25388M100	Page 9 of 27 Pages

1.	NAME OF REPORTING PERSON: Steven Eskenazi S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 34,449 8. SHARED VOTING POWER 7,686,302 9. SOLE DISPOSITIVE POWER 34,449 10. SHARED DISPOSITIVE POWER 7,686,302

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,720,751

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%

14.	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 25388M100	Page 10 of 27 Pages

1.	NAME OF REPORTING PERSON: Philip Sanderson S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 11,750 8. SHARED VOTING POWER 4,911,686 9. SOLE DISPOSITIVE POWER 11,750 10. SHARED DISPOSITIVE POWER 4,911,686

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,923,436

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%

14.	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 25388M100	Page 11 of 27 Pages

1.	NAME OF REPORTING PERSON: George Sarlo S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 13,555(1) 8. SHARED VOTING POWER 3,192,434 9. SOLE DISPOSITIVE POWER 13,555(1) 10. SHARED DISPOSITIVE POWER 3,192,434

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,205,989

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%

14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Shares held by the George S. Sarlo Revocable Trust Dated 12/23/91.

SCHEDULE 13D

CUSIP No. 25388M100	Page 12 of 27 Pages

1.	NAME OF REPORTING PERSON: Arthur Berliner S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 33,555 (2) 8. SHARED VOTING POWER 8,104,120 9. SOLE DISPOSITIVE POWER 33,555 (2) 10. SHARED DISPOSITIVE POWER 8,104,120

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,137,675

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%

14.	TYPE OF REPORTING PERSON (See Instructions) IN

(2)	Shares held by the Arthur S. Berliner Family Trust Dated 4/24/85.

SCHEDULE 13D

CUSIP No. 25388M100	Page 13 of 27 Pages

1.	NAME OF REPORTING PERSON: Richard LeFurgy S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 10,000 8. SHARED VOTING POWER 4,911,686 9. SOLE DISPOSITIVE POWER 10,000 10. SHARED DISPOSITIVE POWER 4,911,686

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,921,686

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%

14.	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 25388M100	Page 14 of 27 Pages

1.	NAME OF REPORTING PERSON: Lawrence Marcus S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 4,911,686 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 4,911,686

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,911,686

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%

14.	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 25388M100	Page 15 of 27 Pages

1.	NAME OF REPORTING PERSON: Matthew Miller S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 4,911,686 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 4,911,686

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,911,686

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%

14.	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 25388M100	Page 16 of 27 Pages

This Amendment No. 2 to the Schedule 13D (the “Schedule 13D”) filed jointly with the Securities and Exchange Commission (the “SEC”) on May 29, 2002 as amended by Amendment No. 1 filed with the SEC on July 12, 2002, by (1) Walden VC II, L.P., a California limited partnership (“WaldenVC II”), (2) Walden VC II-Side, L.P., a California limited partnership (“WaldenVC II-Side”), (3) Walden Media and Information Technology Fund, L.P., a California limited partnership (“WMIT”), (4) Walden Capital Partners II, L.P., a California limited partnership (“WCap2”), (5) Walden VC, LLC, a California limited liability company (“WaldenVC”), (6) Walden Media, LLC, a California limited liability company (“Walden Media”), (7) Walden Partners II, L.P., a California limited partnership (“WP2”), (8) Steven Eskenazi, a natural person, (9) Philip Sanderson, a natural person, (10) George Sarlo, a natural person, (11) Arthur Berliner, a natural person, (12) Richard LeFurgy, a natural person, (13) Lawrence Marcus, a natural person, and (14) Matthew Miller, a natural person, with respect to the shares of common stock, par value $0.001 (“Common Stock”), of Digitalthink, Inc., a Delaware corporation (“Digitalthink”). Only those items which are hereby reported are amended. All other items remain unchanged. All capitalized terms shall have the meanings assigned to them in the Schedule 13D, as amended to date, unless otherwise indicated herein.

Item 2.    Identity and Background.

Item 2 is hereby amended by the addition of the following paragraphs.

WCap2 is a limited partnership organized under the laws of California. Its principal business is managing investments.

WP2 is a limited partnership organized under the laws of California. Its principal business is managing investments. It also serves as the general partner of WCap2.

Matthew Miller’s principal occupation is serving as Manager of WaldenVC. Mr. Marcus is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

WaldenVC II has purchased 1,535,419 shares of Digitalthink’s common stock at a cost of $2,110,169.93 from July 19, 2002 to February 5, 2003 on the open market. The source of the funds was working capital.

WaldenVC II-Side has purchased 135,348 shares of Digitalthink’s common stock at a cost of $186,139.48 from July 19, 2002 to February 5, 2003 on the open market. The source of the funds was working capital.

WMIT has purchased 417,815 shares of Digitalthink’s common stock at a cost of $574,317.11 from July 19, 2002 to February 5, 2003 on the open market. The source of the funds was working capital.

WCap2 purchased 417,818 shares of Digitalthink’s common stock at a cost of $574,593.33 from July 19, 2002 to February 5, 2003 on the open market. The source of funds was working capital.

Item 5.    Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

WaldenVC II is the beneficial owner of 4,526,222 shares of common stock. Such shares represent approximately 10.9% of Digitalthink’s common stock based upon 41,534,599 shares of Digitalthink’s common stock outstanding.

SCHEDULE 13D

CUSIP No. 25388M100	Page 17 of 27 Pages

WaldenVC II has sole voting and dispositive power over 4,526,222 shares. Since July 19, 2002, WaldenVC II has effected the following transactions with respect to the Common Stock:

Transactions of WaldenVC II, L.P.

Date of Transaction	Number of Shares	Cost per Share	Total Amount
7/19/2002	61,260	$1.15	$70,379.99
7/22/2002	27,658	$1.15	$31,811.20
7/23/2002	15,315	$1.05	$16,085.25
7/26/2002	25,117	$1.10	$27,633.20
7/29/2002	10,721	$1.10	$11,797.60
7/30/2002	7,473	$1.10	$8,224.80
7/31/2002	19,787	$1.15	$22,759.55
8/1/2002	12,191	$1.15	$14,024.15
8/2/2002	27,567	$1.15	$31,706.55
8/5/2002	9,189	$1.15	$10,571.83
8/6/2002	65,548	$1.20	$78,662.10
8/7/2002	261,580	$1.10	$288,108.71
8/8/2002	61,260	$1.16	$70,943.58
8/9/2002	71,184	$1.19	$84,763.29
8/13/2002	4,901	$1.20	$5,885.70
8/14/2002	14,243	$1.20	$17,096.10
8/15/2002	32,590	$1.22	$39,852.29
8/16/2002	20,767	$1.23	$25,547.91
8/19/2002	30,630	$1.24	$37,915.25
8/22/2002	13,477	$1.35	$18,198.45
8/26/2002	48,763	$1.55	$75,587.15
8/27/2002	9,495	$1.55	$14,721.75
8/28/2002	6,126	$1.60	$9,806.10
8/29/2002	30,630	$1.64	$50,237.70
8/30/2002	4,595	$1.60	$7,356.50
10/22/2002	8,454	$1.32	$11,110.52
10/23/2002	14,274	$1.42	$20,273.58
10/24/2002	11,945	$1.50	$17,922.00
11/4/2002	4,656	$1.55	$7,221.30
11/21/2002	37,368	$1.68	$62,764.06
11/25/2002	306,300	$1.52	$465,580.50
2/5/2003	260,355	$1.75	$455,621.25

Each of the above transactions was effected by open market purchase made through Deutsche Bank Alex Brown on the NASDAQ National Market System.

SCHEDULE 13D

CUSIP No. 25388M100	Page 18 of 27 Pages

WaldenVC II-Side is the beneficial owner of 385,464 shares of Digitalthink’s common stock. Such shares represent approximately 0.9% of Digitalthink’s common stock based upon 41,534,599 shares of Digitalthink’s common stock outstanding. WaldenVC II-Side has sole voting and dispositive power over 385,464 shares. Since July 19, 2002, WaldenVC II-Side has effected the following transactions with respect to the Common Stock:

Transactions of WaldenVC II-Side, L.P.

Date of Transaction	Number of Shares	Cost per Share	Total Amount
7/19/2002	5,400	$1.15	$6,208.02
7/22/2002	2,438	$1.15	$2,808.20
7/23/2002	1,350	$1.05	$1,422.00
7/26/2002	2,214	$1.10	$2,439.90
7/29/2002	945	$1.10	$1,044.00
7/30/2002	659	$1.10	$729.40
7/31/2002	1,744	$1.15	$2,010.10
8/1/2002	1,075	$1.15	$1,241.00
8/2/2002	2,430	$1.15	$2,799.00
8/5/2002	810	$1.15	$936.00
8/6/2002	5,778	$1.20	$6,938.00
8/7/2002	23,058	$1.10	$25,401.00
8/8/2002	5,400	$1.16	$6,258.00
8/9/2002	6,275	$1.19	$7,476.00
8/13/2002	432	$1.20	$523.00
8/14/2002	1,256	$1.20	$1,512.00
8/15/2002	2,873	$1.22	$3,517.00
8/16/2002	1,831	$1.23	$2,257.00
8/19/2002	2,700	$1.24	$3,346.00
8/22/2002	1,188	$1.35	$1,608.00
8/26/2002	4,299	$1.55	$6,668.00
8/27/2002	837	$1.55	$1,302.00
8/28/2002	540	$1.60	$869.00
8/29/2002	2,700	$1.64	$4,433.00
8/30/2002	405	$1.60	$652.50
10/22/2002	746	$1.32	$984.52
10/23/2002	1,258	$1.42	$1,790.86
10/24/2002	1,053	$1.50	$1,584.00
11/4/2002	410	$1.55	$640.00
11/21/2002	3,294	$1.68	$5,536.77
11/25/2002	27,000	$1.52	$41,044.50
2/5/2003	22,950	$1.75	$40,162.50

Each of the above transactions was effected by open market purchase made through Deutsche Bank Alex Brown on the NASDAQ National Market System.

SCHEDULE 13D

CUSIP No. 25388M100	Page 19 of 27 Pages

WMIT is the beneficial owner of 2,774,616 shares of Digitalthink’s common stock. Such shares represent approximately 6.7% of Digitalthink’s common stock based upon 41,534,599 shares of Digitalthink’s common stock outstanding. WMIT has sole voting and dispositive power over 2,774,616 shares. Since July 19, 2002, WMIT has effected the following transactions with respect to the Common Stock:

Transactions of Walden Media and Information Technology Fund, L.P.

Date of Transaction	Number of Shares	Cost per Share	Total Amount
7/19/2002	16,670	$1.15	$19,155.00
7/22/2002	7,527	$1.15	$8,660.55
7/23/2002	4,168	$1.05	$4,380.90
7/26/2002	6,834	$1.10	$7,521.90
7/29/2002	2,917	$1.10	$3,213.20
7/30/2002	2,034	$1.10	$2,241.90
7/31/2002	5,384	$1.15	$6,196.10
8/1/2002	3,317	$1.15	$3,819.05
8/2/2002	7,501	$1.15	$8,631.80
8/5/2002	2,500	$1.15	$2,879.50
8/6/2002	17,837	$1.20	$21,408.90
8/7/2002	71,181	$1.10	$78,403.25
8/8/2002	16,670	$1.16	$19,308.36
8/9/2002	19,370	$1.19	$23,068.36
8/13/2002	1,333	$1.20	$1,604.10
8/14/2002	3,876	$1.20	$4,655.70
8/15/2002	8,868	$1.22	$10,847.40
8/16/2002	5,651	$1.23	$6,955.23
8/19/2002	8,335	$1.24	$10,320.73
8/22/2002	3,667	$1.35	$4,954.95
8/26/2002	13,269	$1.55	$20,571.45
8/27/2002	2,584	$1.55	$4,009.70
8/28/2002	1,667	$1.60	$2,671.70
8/29/2002	8,335	$1.64	$13,673.90
8/30/2002	1,250	$1.60	$2,004.50
10/22/2002	2,300	$1.32	$3,026.01
10/23/2002	3,885	$1.42	$5,519.78
10/24/2002	3,251	$1.50	$4,881.00
11/4/2002	1,267	$1.55	$1,968.35
11/21/2002	10,169	$1.68	$17,083.34
11/25/2002	83,350	$1.52	$126,696.50
2/5/2003	70,848	$1.75	$123,984.00

Each of the above transactions was effected by open market purchase made through Deutsche Bank Alex Brown on the NASDAQ National Market System.

SCHEDULE 13D

CUSIP No. 25388M100	Page 20 of 27 Pages

WCap2 is the beneficial owner of 417,818 shares of Digitalthink’s common stock. Such shares represent approximately 1.0% of Digitalthink’s common stock based upon 41,534,599 shares of Digitalthink’s common stock outstanding. WCap2 has sole voting and dispositive power over 417,818 shares. Since July 19, 2002, WCap2 has effected the following transactions with respect to the Common Stock:

Transactions of Walden Capital Partners II, L.P.

Date of Transaction	Number of Shares	Cost per Share	Total Amount
7/19/2002	16,670	$1.15	$19,155.00
7/22/2002	7,527	$1.15	$8,660.55
7/23/2002	4,167	$1.05	$4,379.85
7/26/2002	6,835	$1.10	$7,523.00
7/29/2002	2,917	$1.10	$3,213.20
7/30/2002	2,034	$1.10	$2,241.90
7/31/2002	5,385	$1.15	$6,197.25
8/1/2002	3,317	$1.15	$3,819.05
8/2/2002	7,501	$1.15	$8,630.65
8/5/2002	2,501	$1.15	$2,880.65
8/6/2002	17,837	$1.20	$21,408.90
8/7/2002	71,181	$1.10	$78,403.25
8/8/2002	16,670	$1.16	$19,308.36
8/9/2002	19,371	$1.19	$23,069.55
8/13/2002	1,334	$1.20	$1,605.30
8/14/2002	3,875	$1.20	$4,654.50
8/15/2002	8,869	$1.22	$10,848.63
8/16/2002	5,651	$1.23	$6,955.23
8/19/2002	8,335	$1.24	$10,320.73
8/22/2002	3,668	$1.35	$4,956.30
8/26/2002	13,269	$1.55	$20,571.45
8/27/2002	2,584	$1.55	$4,009.70
8/28/2002	1,667	$1.60	$2,671.70
8/29/2002	8,335	$1.64	$13,673.90
8/30/2002	1,250	$1.60	$2,004.50
10/22/2002	2,300	$1.32	$3,026.01
10/23/2002	3,884	$1.42	$5,519.78
10/24/2002	3,251	$1.50	$4,881.00
11/4/2002	1,267	$1.55	$1,968.35
11/21/2002	10,169	$1.68	$17,083.34
11/25/2002	83,350	$1.52	$126,969.50
2/5/2003	70,847	$1.75	$123,982.25

Each of the above transactions was effected by open market purchase made through Deutsche Bank Alex Brown on the Nasdaq National Market System.

SCHEDULE 13D

CUSIP No. 25388M100	Page 21 of 27 Pages

WaldenVC is the beneficial owner of 4,911,686 shares of Digitalthink’s common stock. Such shares represent approximately 11.8% of Digitalthink’s common stock based upon 41,534,599 shares of Digitalthink’s common stock outstanding. WaldenVC has sole voting and dispositive power over 4,911,686 shares. WaldenVC has not engaged in any transactions with respect to these shares in the past sixty days.

Walden Media is the beneficial owner of 2,774,616 shares of Digitalthink’s common stock. Such shares represent approximately 6.7% of Digitalthink’s common stock based upon 41,534,599 shares of Digitalthink’s common stock outstanding. Walden Media has sole voting and dispositive power over 2,774,616 shares. Walden Media has not engaged in any transactions with respect to these shares in the past sixty days.

WP2 is the beneficial owner of 417,818 shares of Digitalthink’s common stock. Such shares represent approximately 1.0% of Digitalthink’s common stock based on 41,534,599 shares of Digitalthink’s common stock outstanding. WP2 has sole voting and dispositive power over 417,818 shares. WP2 has not engaged in any transactions with respect to these shares in the past sixty days.

Steven Eskenazi is the beneficial owner of 7,720,751 shares of Digitalthink’s common stock. Such shares represent approximately 18.6% of Digitalthink’s common stock based upon 41,534,599 shares of Digitalthink’s common stock outstanding. Mr. Eskenazi has sole voting and dispositive power over 34,449 shares and shared voting and dispositive power over 7,686,302 shares. Mr. Eskenazi shares voting and dispositive power of 2,774,616 shares with Arthur Berliner and George Sarlo and shares voting and dispositive power of 4,911,686 shares with Philip Sanderson, Arthur Berliner, Richard LeFurgy, Lawrence Marcus, and Matthew Miller. Mr. Eskenazi has not engaged in any transactions with respect to these shares in the past sixty days.

Philip Sanderson is the beneficial owner of 4,923,436 shares of Digitalthink’s common stock. Such shares represent approximately 11.9% of Digitalthink’s common stock based upon 41,534,599 shares of Digitalthink’s common stock outstanding. Mr. Sanderson has sole voting and dispositive power over 11,750 shares and shared voting and dispositive power over 4,911,686 shares. Mr. Sanderson shares voting and dispositive power of 4,911,686 shares with Steven Eskenazi, Arthur Berliner, Richard LeFurgy, Lawrence Marcus, and Matthew Miller. Mr. Sanderson has not engaged in any transactions with respect to these shares in the past sixty days.

George Sarlo is the beneficial owner of 3,205,989 shares of Digitalthink’s common stock. Such shares represent approximately 7.7% of Digitalthink’s common stock based upon 41,534,599 shares of Digitalthink’s common stock outstanding. Mr. Sarlo has sole voting and dispositive power over 13,555 shares and shared voting and dispositive power over 3,192,434 shares. Mr. Sarlo shares voting and dispositive power of 2,774,616 shares with Steven Eskenazi and Arthur Berliner, and shares voting and dispositive power of 417,818 shares with Arthur Berliner. Mr. Sarlo has not engaged in any transactions with respect to these shares in the past sixty days.

Arthur Berliner is the beneficial owner of 8,137,675 shares of Digitalthink’s common stock. Such shares represent approximately 19.6% of Digitalthink’s common stock based upon 41,534,599 shares of Digitalthink’s common stock outstanding. Mr. Berliner has sole voting and dispositive power over 33,555 shares and shared voting and dispositive power over 7,686,302 shares. Mr. Berliner shares voting and

SCHEDULE 13D

CUSIP No. 25388M100	Page 22 of 27 Pages

dispositive power of 2,774,616 shares with Steven Eskenazi and George Sarlo, shares voting and dispositive power of 4,911,686 shares with Steven Eskenazi, Philip Sanderson, Richard LeFurgy, Lawrence Marcus, and Matthew Miller, and shares voting and dispositive power of 417,818 shares with George Sarlo. Mr. Berliner has not engaged in any transactions with respect to these shares in the past sixty days.

Richard LeFurgy is the beneficial owner of 4,921,686 shares of Digitalthink’s common stock. Such shares represent approximately 11.8% of Digitalthink’s common stock based upon 41,534,599 shares of Digitalthink’s common stock outstanding. Mr. LeFurgy has sole voting and dispositive power over 10,000 shares. Mr. LeFurgy has shared voting and dispositive power over 4,911,686 shares. Mr. LeFurgy shares voting and dispositive power of 4,911,686 shares with Steven Eskenazi, Philip Sanderson, Arthur Berliner, Lawrence Marcus, and Matthew Miller. Mr. Marcus has not engaged in any transactions with respect to these shares in the past sixty days.

Lawrence Marcus is the beneficial owner of 4,911,686 shares of Digitalthink’s common stock. Such shares represent approximately 11.8% of Digitalthink’s common stock based upon 41,534,599 shares of Digitalthink’s common stock. Mr. Marcus has shared voting and dispositive power over 4,911,686 shares. Mr. Marcus shares voting and dispositive power of 4,911,686 shares with Steven Eskenazi, Philip Sanderson, Arthur Berliner, Richard LeFurgy, and Matthew Miller. Mr. Marcus has not engaged in any transactions with respect to these shares in the past sixty days.

Matthew Miller is the beneficial owner of 4,911,686 shares of Digitalthink’s common stock. Such shares represent approximately 11.8% of Digitalthink’s common stock based upon 41,534,599 shares of Digitalthink’s common stock outstanding. Mr. Miller has shared voting and dispositive power over 4,911,686 shares. Mr. Miller shares voting and dispositive power of 4,911,686 shares with Steven Eskenazi, Philip Sanderson, Arthur Berliner, Richard LeFurgy, and Lawrence Marcus. Mr. Miller has not engaged in any transactions with respect to these shares in the past sixty days.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

This joint filing is made pursuant to the Joint Filing Agreement dated March 5, 2003 attached as Exhibit 1.

Item 7.    Material to be filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

EXHIBIT NO.	DESCRIPTION
1.	Joint Filing Agreement dated March 5, 2003.

SCHEDULE 13D

CUSIP No. 25388M100	Page 23 of 27 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2003	Walden VC II, L.P. By: Walden VC, LLC General Partner

By: /s/ ARTHUR BERLINER Arthur Berliner Manager

Walden VC II-Side, L.P. By: Walden VC, LLC General Partner

By: /s/ ARTHUR BERLINER Arthur Berliner Manager

Walden Media and Information Technology Fund, L.P. By: Walden Media, LLC General Partner

By: /s/ ARTHUR BERLINER Arthur Berliner Manager

Walden Capital Partners II, L.P. By: Walden Partners II, L.P. General Partner

By: /s/ ARTHUR BERLINER Arthur Berliner General Partner

Walden VC, LLC By: /s/ ARTHUR BERLINER Arthur Berliner Manager

SCHEDULE 13D

CUSIP No. 25388M100	Page 24 of 27 Pages

Walden Media, LLC By: /s/ ARTHUR BERLINER Arthur Berliner Manager

Walden Partners II, L.P. By: /s/ ARTHUR BERLINER Arthur Berliner General Partner

By: /s/ STEVEN ESKENAZI Steven Eskenazi

By: /s/ PHILIP SANDERSON Philip Sanderson

By: /s/ GEORGE SARLO George Sarlo

By: /s/ ARTHUR BERLINER Arthur Berliner

By: /s/ RICHARD LEFURGY Richard LeFurgy

By: /s/ LAWRENCE MARCUS Lawrence Marcus

By: /s/ MATTHEW MILLER Matthew Miller